SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 19, 2011

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

21 Haarba'a Street, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

As previously reported by the Registrant, R.V.B. Holdings Ltd. ("RVB") has declared a cash dividend on June 29 ,2011 (the "Dividend"), in the aggregate amount of US$10,000,000 (approximately US$0.0848 per ordinary share of RVB based on 117,970,535 ordinary shares of RVB outstanding as of the date hereof, excluding 930,000 dormant shares), to be paid to RVB's shareholders contingent upon and subject to the closing of the Share Purchase Agreement dated as of July 3, 2011, by and among RVB, Greenstone Industries Ltd., S.R. Accord Ltd., Mazal Resources B.V., and E.E.R. Environmental Energy Resources (Israel) Ltd. (the "Transaction").

Subject to, and conditioned upon, the closing of the Transaction, the Dividend (less any Israeli tax withholding) will be payable on or about September 12, 2011, to shareholders of record as of the close of business on August 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD. (Registrant)

By:	/s/ Yair Fudim
Name: Yair Fudim
Title: Chief Executive Officer

Date: August 19, 2011